FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 30, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,
Moscow 125167
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES MILESTONE AS ITS KORSHUNOV MINING PLANT REACHES PRODUCTION OF  200 MILLION TONNES OF IRON ORE CONCENTRATE

Zheleznogorsk-Ilimskiy, Russia – August 30, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that its mining subsidiary, Korshunov Mining Plant OAO, has reached a milestone with the production of 200 million tonnes of iron ore concentrate since the plant’s foundation.

Following the production of the 200 millionth tonne of iron ore concentrate, the company held a ceremony in Zheleznogorsk-Ilimskiy.  The event was attended by the First Deputy Governor of the Irkutsk Region, Yury Paranichev; Head of the Nuzhne-Ilimskiy District, Simeon Guendelman; Executive Vice President for the Irkutsk Region of Mechel OAO, Boris Alekseev, and the employees and labor veterans of the plant.

Korshunov Mining Plant produced its first tonne of iron ore concentrate in February 1965.  Following its affiliation with Mechel in 2003, the plant gained new opportunities for development and produced about 17 million tonnes of iron ore concentrate over the last four years, increasing its output annually.

In the past four years, two technological sections of the plant were completely restored.  New equipment was installed comprised of two rod mills, two ball mills, 22 magnetic separators, eight vacuum filters, and more than ten units of pumping equipment.  In addition, three new rod mills, 50 magnetic separators and filter units were acquired.  The plant’s mining machinery was substantially expanded to include 16 new 130-tonne BELAZ dump trucks, two new excavators, three drilling machines, and three bulldozers at its open pit mines.

Today, the plant conducts its operations at three open pit mines: Korshunov, Rudnogorsk, and Tatyaninsk.  Work is continuously targeted at modernizing production, implementing modern technologies, and improving production safety.  This enables the Korshunov Mining Plant to become one of the most dynamically developing enterprises in the region, create new jobs, and develop local social infrastructure.

In line with Mechel’s capital expenditure program, the development of iron ore concentrate production envisages maintaining its output at 5 million tonnes annually, which corresponds to the production capacity of the Korshunov Mining Plant, with the concurrent cost reduction in iron ore production and concentration.   The Company will continue to modernize mining and transportation equipment at the plant.  Mechel plans to invest about US$90.0 million for the above purposes before 2010.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  August 30, 2007